

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 31, 2007

Mr. Edward A. Guthrie
Executive Vice President – Finance and
Chief Financial Officer
GulfMark Offshore, Inc.
10111 Richmond Avenue, Suite 340
Houston, TX 77042

> **Re: GulfMark Offshore, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **Filed November 2, 2007**
> **File No. 000-22853**

Dear Mr. Guthrie:

   We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

New Vessel Construction and Acquisition Program, page 8

1.   We note you entered into forward currency contracts to hedge the foreign currency exchange risk associated with the construction costs of vessels that were acquired in 2007. We also note from disclosures in your Form 10-Q for the

quarterly period ended September 30, 2007 that you continue to enter into forward currency contracts for the construction of additional vessels in 2007 and future periods. Your policy disclosure on page 41 states that these contracts are accounted for as fair value hedges with the gains and losses recognized in income. Your disclosure also states that any gains or losses resulting from the change in the fair value adjust the asset value of the vessel. Please clarify how you account for gains and losses from your hedging activity and how your policy complies with SFAS 133 and related interpretations. As part of your response, explain why you have reported unrecognized gains from hedging activity as of December 31, 2006 and September 30, 2007.

2.   You disclose the forward currency contracts entered into during August 2007 are "expected to be designated as fair value hedges and deemed highly effective" in future periods on page 9 in your Form 10-Q for the quarterly period ended September 30, 2007. Please clarify why you had not completed the initial assessment of the effectiveness of this hedge as of September 30, 2007.

Selected Consolidated Financial Data, page 17

3.   We note your disclosure of EBITDA and Adjusted EBITDA as non-GAAP financial measures and the related disclosure in note (d) on page 18. The disclosures in note (d) do not appear to meet the requirements of Item 10(e) of Regulation S-K, specifically it is not sufficient to state these amounts are disclosed because "they are used by security analysts, investors and other interested parties". Please review these disclosures and the calculation of these non-GAAP financial measures to ensure they comply with the requirements of Item 10(e) and the related guidance in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures ("Non-GAAP FAQ"). In addition, we note that your reference to the EBITDA non-GAAP measure is not consistent with the Section 1 of SEC Release 34-47226. Please ensure any references to EBITDA are consistent with this definition; we refer you to Question 14 of the Non-GAAP FAQ.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

(6) Multi-Employer Pension Obligation, page 11

Norwegian Pension Plan, page 11

4.   Please tell us why you have not recognized net actuarial losses within your net periodic benefit costs during fiscal year 2007.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Christopher White
Branch Chief